Multi-Fineline
Electronix, Inc.
Multi-Fineline
Electronix, Inc.
NASDAQ:  MFLX
NASDAQ:  MFLX
Filed by Multi-Fineline Electronix, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MFS Technology Ltd.
Commission File No. 000-50812

This includes forward-looking statements that involve risks and uncertainties.  These forward-looking statements include, but are not limited to, statements and predictions regarding net sales, net income, gross margins, the growth of, and trends in, the electronics (including camera phone) markets, and statements regarding our competitors, our competitive strengths, plans regarding our camera strategy and our capacity expansion opportunities, the company’s objectives and strategies, product trends, growth and expansion of the company’s business and facilities, and the installation of equipment at those facilities.  Additional forward-looking statements include, but are not limited to, statements pertaining to other financial items, plans, strategies or objectives of management for future operations, financial condition or prospects, and any other statement that is not historical fact, including any statement which is preceded by the words “will,” “plan,” “expect,” “estimate,” “aim,” or similar words.  Actual events or results may differ materially from the company’s expectations.  Important factors that could cause actual results to differ materially from those stated or implied by the company’s forward-looking statements include the impact of changes in demand for the company’s products, the company’s success with new and current customers and the success of such customer’s products, the outcome of the offer to acquire the outstanding shares of MFS, if made, the company’s ability to finance such offer, the filing or outcome of any litigation by or against the company, the company’s ability to diversify its customer base, the company’s effectiveness in managing manufacturing processes and costs and expansion of its operations, the degree to which the company is able to utilize available manufacturing capacity, the impact of competition and of technological advances, and other risks detailed from time to time in the company’s SEC reports, including its recent Quarterly and Annual Reports on Forms 10-Q and 10-K. These forward-looking statements represent the company’s judgment as of the date of this presentation.  The company disclaims any intent or obligation to update these forward-looking statements.
Forward-Looking Language Statement

M-Flex Overview
Leading global provider of
high-quality, technologically advanced
flexible printed circuits
added-value of turnkey component
assembly
Focus on applications and products
where flexible printed circuits facilitate
human interaction with electronic
devices
where size, shape or weight is
paramount
Supply to the OEMs that market portable
electronics
Be a global provider of electronics
packaging technology
Keypad Flex Assembly
Cameras on Flex
Multiple Function Flex
Market Focus
Portable Devices

Flex Fabrication

Flex Fabrication

✓

✓

✓

✓

✓

✓

✓

→

Atlantic
Pacific
Southern

Component Assembly

Component Assembly

End-to-End Solution
M-Flex is organized operationally to be global but also
Quick-to-Market
China
USA
Taiwan
Netherlands
Singapore
Japan
Malaysia
Global Manufacturing and Design Teams
Engineer-to-Engineer Communications
Marketing
Customer Service
Early Supplier Involvement
Application Engineering
Pre-Production
US / China
Integrated
Solution

Flex Fabrication

Flex Fabrication

Component Assembly

Component Assembly

End-to-End Solution
M-Flex is organized operationally to be global but also
Quick-to-Market
Just-in-time Manufacturing Capacity
State-of-the-Art Equipment
Proprietary Tooling
High-Volume, Low-Cost Manufacturing
Focus on Customer Diversification
Integrated
Solution

Lens Fabrication

Lens Fabrication

Optical Assembly

Optical Assembly

End-to-End Solution
M-Flex with Aurora is organized to be a vertically integrated optical device company focusing on innovative technology
Quick-to-Market
Optics Design and Manufacturing
Engineering Centric
Expanding High-Volume, Low-Cost Manufacturing
IP in Optics
One-Stop Shopping
Thinner
• Proprietary self-centering
lensing system
• 3 Plastic Lens Elements
• Improve cleanliness
• More precise focusing
Thinnest
Aurora Optical’s Cameras
Integrated
Solution

1984
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

MFC1
Flex & Assembly
Currently 244,000 sq. ft. in China
Since 1994
MFC2
Flex & Assembly
Previously 300,000 sq. ft. in China
June 2004
October 2006
Aurora Optical
Camera design & lens production
Currently 47,000 sq. ft. in Tucson
June 2005
Since 1995
MFI
Currently 105,000 sq. ft. in Anaheim
Corporate headquarters and Research & Development facility
Since 1984
MFI
Currently 49,000 sq. ft. in Anaheim
MFC2
Flex & Assembly
Currently 550,000 sq. ft.
$33 million
capital
expenditure
planned for
additional
equipment at
MFC2
End-to-End Solution
Anticipate and secure capacity and technology just-in-time

US$ in billions
China
Europe
Japan
N America
Rest of Asia
S Korea
Singapore
Taiwan
Thailand

$1.17
$0.31
$1.90
$0.69
$0.36
$1.07
$0.31
$0.91
$0.52
$0.00
$0.20
$0.40
$0.60
$0.80
$1.00
$1.20
$1.40
$1.60
$1.80
$2.00
2005 Pure Flex + Rigid Flex Production by Region
Source:  IPC Executive Market & Technology Forum
World PCB Production and Laminate Market Report for 2005

$9.6
$10.8
$12.0
$13.0
$14.2
$0.0
$2.0
$4.0
$6.0
$8.0
$10.0
$12.0
$14.0
$16.0
2006 2007 2008 2009 2010
Global Flex Projection (Excluding Component Assemblies) by Revenue
Source:  DKN Research – March 2006
Large and Growing Market Opportunity
CAGR = 10.3%

855
964
1,100
1,218
1,309
0
200
400
600
800
1,000
1,200
1,400
2006 2007 2008 2009 2010
Large and Growing Market Opportunity
Projected Global Market for Cellular Phones
Source:  DKN Research – March 2006
CAGR = 11.2%

Product Trends Driving Growth Opportunity
Nearly 95%of
M-Flex Products
are Assemblies
Increased assembly
is the trend
Flex best for human
interface
Flex miniaturizes while
PCBs don’t
Product size decreasing
Functionality and complexity increasing
Engineering focus is differentiator
M-Flex listens and quickly responds

Dynamics of Changing Marketplace
Competitors recognize one-stop, integrated
solution as compelling business
model/attractive market opportunity
Innovating with technology solutions tailored
to customers’ needs remains M-Flex’s
strategic priority
Responding quickly to fluctuations in the market
is increasingly important

Diversification is Key Success Driver
Building customer base among a variety
of portable device manufacturers is key
to sustaining and strengthening M-Flex
market leadership
68% of Net Sales
2Q FY2007
17% of Net Sales
2Q FY2007
3rd Largest
Customer
Expected to be
10% of Net Sales
4Q FY2007
Largest
Customer
2nd Largest
Customer

Prototype Production (California)
California/China Low-Volume Production
Complex
Advanced Flex Assemblies
China High-Volume Production
M-FLEX

Choice of Product Profile
Production in California with
focus on:
High-performing service
Research & Development
Small-volume prototypes
Pursue business opportunities
based on market driven need
and expand manufacturing
capacity to meet demand
Program
Management
R & D

Our Unique Position as a Technology Integrator
Application Engineering ·
Global Design Teams
Integration of Flex with Turnkey Component Assembly
Proprietary Tooling and Fabrication
One-Stop Shopping ·
1 Price Mark Up
Quicker-to-Market
Solution to Customers            Challenge to Competitors

Market trend is toward flex with
components versus bare flex
EMS competitors have increasing
interest in expanding flex
capability
M-Flex sells flex assemblies to
the EMS competitors
Overview of Current Competitors
M-Flex’s advantage -- integrated flex and assembly
capabilities
Nearly 95 percent of M-Flex shipments are flex
assemblies not bare flex
Market trend is toward more components/flex
Hon Hai
Flextronics
Mektec
Sumitomo Bakelight
BYD
Ichia
Global
MFS

Power Supplies
New M-Flex Technology
90 Watt Charger
Embedded Magnetics
Embedded Faraday Shield
Cooler Operation
Reduced Area and Height
Example of Product Focus for Future Advances
Current Technology
70 Watt Charger
Transformer
Inductor
Embedded
Magnetics

$0.0
$2.0
$4.0
$6.0
$8.0
$10.0
$12.0
$14.0
$16.0
$18.0
$20.0
2006 2007 2008 2009 2010 2011
DC/DC
AC/DC
Estimate of One of the Markets for our Embedded Magnetics Products
Source: The Worldwide Market for Power Supplies – 2006 Edition.  Provided by Ash Sharma, Senior Analyst, IMS Research.
The Worldwide Merchant Market for Power Supplies by Product Type

Proprietary Lens Layout Facilitates Thinner Cameras
An example of AO’s competitive
advantage is the ultra-thin camera
module for the cell phone market
AO is technologically aligned with
several large and growing markets
related to photonics applications
M-Flex’s design is
significantly thinner
than industry standard
Industry
standard size

Mobile Phone Market
VGA
3MP
Ultra-thins
Automotive
Rearview/Blind spot cameras
Collision avoidance
Night vision/Rain detection
Consumer Electronics
Video eyeglasses
Personal security camera
VOIP phones
Security
Home
Commercial
Security camera sales
PC Computing
Integrated PC camera
Eye-tracking mouse
Biometric security-fingerprint
recognition, retinal scan
Medical Imaging
Disposable endoscope cameras
Digital otoscopes
Low-vision eyeglasses
Target Imaging Markets Ranked by Potential Size

M-Flex Optical Device Strategy
Aurora Optical Creates Competitive Advantages
Technology-oriented camera and photonics module
company
Customer driven, Engineering centric
IP in several optics-related areas
• AO team has expertise in designing and manufacturing diffractive optical elements
AO Team has CMOS sensor experience in design, assembly
manufacturing, and testing
In-house lens manufacturing capabilities and custom optical design is vertically integrated with M-Flex’s advance flex assembly experience
Direct mount to our flexible printed circuit designs
Socket designs used on ceramic, PCB substrates or flex substrates
Unique shielding techniques
One-stop shopping allows for lowest possible cost
Camera on flex

CAAGR Sequential Year over Year
Company Ticker Product Q2-02 to Q2-07 Q1-07 to Q2-07 Q2-06 to Q2-07
1 TTM TTMI PCB 48.2% 22.6% 143.4%
2 MERIX MERX PCB 42.9% -3.3% 5.4%
3 ICHIA 2402.TW Flex 39.3% 14.0% -34.2%
4 MFLEX MFLX Flex 38.2%
-8.5% -8.4%
5 NAMTAI NTE EMS 35.3%
-16.6% -8.1%
6 HONHAI 2317.TW EMS 15.8%
-22.9%
38.1%
7 BENCHMARK BHE EMS 15.5% 2.1% 15.5%
8 PLEXUS PLXS EMS 13.7% -5.4% 6.6%
9 MFS 5BM.SI Flex 10.7% -12.2% -4.0%
10 FLEXTRONICS FLEX EMS 8.0% -13.6% 34.8%
11 SANMINA SANM EMS 1.5% -6.0% -2.1%
12 CELESTICA CLS EMS 1.3% -18.5% -4.7%
13 SOLECTRON SLR EMS
-0.6% -3.2%
16.1%
14 INNOVEX INVX Flex
-2.3% -15.9% -57.6%
15 JABIL JBL EMS NA NA NA
Revenue Growth *
Benchmark Growth of Peer Group
*Computed from public company filings of respective companies; based on FY quarters of M-Flex and comparable quarters for peers
H AS    N OT    Y E T    F I L E D    R E S U L T S
**
** Q1-03 to Q2-07

Benchmark Gross Margin of Peer Group
*Computed from public company filings of respective companies; based on FY quarters of M-Flex and comparable quarters for peers
Average
Company Ticker Product Q2-02 to Q2-07 Q2-07
1 ICHIA 2402.TW Flex 23.2% 21.2%
2 TTM TTMI PCB 21.5% 19.6%
3 MFLEX MFLX Flex 18.8% 11.3%
4 MFS 5BM.SI Flex 15.6% 14.1%
5 NAMTAI NTE EMS 13.6% 9.0%
6 INNOVEX INVX Flex 9.6% 0.1%
7 MERIX MERX PCB 9.2% 17.3%
8 PLEXUS PLXS EMS 8.8% 8.8%
9 BENCHMARK BHE EMS 7.5% 7.2%
10 SOLECTRON SLR EMS 6.9% 5.3%
11 HONHAI 2317.TW EMS 6.4% 5.5%
12 CELESTICA CLS EMS 5.2% 4.3%
13 SANMINA SANM EMS 5.1% 5.3%
14 FLEXTRONICS FLEX EMS 4.4% 4.8%
15 JABIL JBL EMS NA NA
Gross Margin *
HAS  NOT  YET  FILED  RESULTS
**
** Q1-03 to Q2-07

$26.8
$24.1
$26.6
$33.0
$36.9
$27.1
$29.5
$35.9
$53.5
$56.5
$71.5 $71.6
$84.4
$77.4
$84.4
$130.3
$110.3
$123.9
$113.4
$110.9
$139.7
$123.8
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
FY2003
FY2005 FY2004 FY2006
M-Flex Quarterly Sales Trend
FY2002
FY2007
(US$ in millions)

25 $253.0 $357.1 $504.2 $123.8 $113.4 2004 2005 2006 - - - - - 2006 2007 M-Flex Revenue Growth Q2 Fiscal Years Ended September 30 (US$ in millions)

26 M-Flex Net Income $25.7 $37.2 $40.4 $12.5 $3.1 2004 2005 2006 - - - - - 2006 2007 Q2 Fiscal Years Ended September 30 (US$ in millions)

$1.27
$1.51
$1.59
$0.49
$0.12
2004 2005 2006 - - - - - 2006 2007
Q2
Fiscal Years Ended September 30
M-Flex Earnings Per Share (Diluted)
Our year-end earnings per share in FY2004 were impacted by the weighted average effect of 5,000,000 IPO shares.
(In US$)

Actual as of
March 31, 2007
Cash and Cash Equivalents,
and Short Term Investments
Working Capital
Total Assets
Total Debt
Stockholders’ Equity
$36,064
$129,531
$329,910
$2,000
$249,319
M-Flex Balance Sheet Summary
(US$ in thousands)

3140 E. Coronado Street
Anaheim, California 92806
Phone:  714-238-1488
Email:  investor_relations@mflex.com
Web:  http://www.mflex.com
NASDAQ: mflx
3140 E. Coronado Street
Anaheim, California 92806
Phone:  714-238-1488
Email:  investor_relations@mflex.com
Web:  http://www.mflex.com
NASDAQ: mflx